Exhibit 99.1

Fox Business Television Interview 02.14.19

Host: This is a subject we cover a lot on this program, that would be esports, gaming. We cover it a lot because it is exploding. The global esports market is expected to surpass a billion dollars this year. By the way, that’s esports, that is not just video games, this is just the sport of playing it. A billion dollars would be a 27% increase for the previous year, thanks to the help of brand sponsorships, okay? Let me have a look. Who do we got here? On gaming, Black Ridge Acquisition Group is spending $150 million to bring together some of the big names in esports and professional poker to start a new esports company. Joining us now is Frank Ng of Ourgame International, and Ken DeCubellis, Black Ridge Acquisition Corp. CEO. Frank, to you first. $150 million dollars going into the production of esports? How are you going to get your money back?

Frank Ng: Well you know, we are trying to build the infrastructure, a platform for the industry. I think our esports play is different from other folks in the industry today. We’re trying to create an ecosystem with three pillars. The first is a property network around the world of dedicated esports arena. We built one in Vegas already.

Host: So you got a network of arenas to start with. Then what do you got?

Frank: And then, from that, just like what you guys are doing here, we create content. These are studios for us, basically. We create a lot of esports content that we work with sponsors and also distribution platforms to distribute that content. On top of that, we create an online service that can monetize from the audience and funnel those audience from the content into this new online services designed for gamers, for the esports fans.

Host: Frank, I so admire your idea, we’re going to funnel that money from these consumers. See that is what we like on this program. We like success. We like profit. It’s not a dirty word to us. Hold on a second, Frank.

Host: Now then, Ken

Ken DeCubellis: Yes

Host: What is this about poker?

Ken: The poker is the strategy. The World Poker Tour has been around for 17 years. We are deploying the same strategy to the esports business now.

Host: So you are not going to stage poker games?

Ken: WPT is a profitable company, it’s a great company. We are going to use their expertise to distribute and deliver content. They host live events every year, 65 around the world, we’re going to do the same in esports at our flagship arenas. And it’s all about the size of this opportunity. This is much bigger than poker, 2.2 billion gamers globally. There are more folks viewing esports last year than the NHL and NBA combined, so the size is huge.

Host: I am going to sound ridiculous, here. Are you sure this is not a passing fad?

Ken: The train has left the station, I can tell you right now. My son is watching ninja play fortnight every night. With 2.2 billion gamers, 400 million viewers last year, it’s going to grow to over 550 by 2021. So this is real, it’s just a matter of monetizing the opportunity.

Host: Frank, am I right in saying it’s already exploded and taken off in Asia in particular?

1

Frank: It’s huge. Here we have Twitch, which is huge. We have hundreds of millions of viewers on that platform. But in Asia, we have multiple platforms like that. So it’s hard to imagine, actually.

Host: Tell me again where did you get your money from?

Frank: Well –

Host: Is it from the viewers inside of the stadium, who have paid money to go and see it?

Frank: There are multiple ways of getting money. Number one is, of course, from sponsors. Like any media, we create content. Of course we have that. A lot of major corporations want to get into esports, not because they are excited about esports, because they want to reach the audience. Because it’s huge today.

Host: Right, I love it. Reach the audience.

Frank: Yes. That’s the meat (inaudible)

Host: Get it out of them. Very good stuff.

Frank: And on top of that we have the B2C, too. We will offer online services to gamers to enhance their experiences. That is what we are planning to do right now.

Host: Look down the road five years, how big? If it’s a billion dollar esports business now, how big is it in 5 years?

Frank: My guess, it should be five to 10 billion easily in five years.

Host: Your guess, Ken?

Ken: I agree. We’re going to put the $100 million of capital to work from the SPAC. Grow the property network to close to forty within the next couple years. This is a multibillion dollar company.

Host: We love success on this program, we just love it. Frank, Ken thanks very much for joining us.

THE INFORMATION CONTAINED IN THIS TRANSCRIPT IS A TEXTUAL REPRESENTATION OF AN INTERVIEW AND, WHILE EFFORTS WERE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE INTERVIEW. THIS TRANSCRIPT IS BEING MADE AVAILABLE FOR INFORMATION ONLY, AND READERS ARE ADVISED TO REVIEW THE INTERVIEW ITSELF.

2